# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley &, Daytona Railway and Land Co. LLC, 5753 Highway, 85 N PMB 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway & Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); source of funds: working capital (WC); sole voting power 20,680; shared voting power 0; sole dispositive power 20,680; shared dispositive power 0; aggregate amount beneficially owned 20,680 (6.1% of the class)
  Comment: This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 25, 2026 (as amended and supplemented, the "Schedule 13D"), and amends and supplements the Schedule 13D Amendment No. 1 originally filed with the SEC on April 24, 2026. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 2 is being filed to correct the filer entity name on the cover page.

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Signatures
- Bradley & Daytona Railway & Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (04/24/2026)